UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002






                         Commission File Number 1-13175






                      VALERO ENERGY CORPORATION THRIFT PLAN


                            VALERO ENERGY CORPORATION
                                One Valero Place
                            San Antonio, Texas 78212

                      VALERO ENERGY CORPORATION THRIFT PLAN

                                      Index

                                                                                                    Page
                                                                                                    ----


Report of Independent Auditors....................................................................     3

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001..................     4

Statements of Changes in Net Assets Available for Benefits for the Years Ended
  December 31, 2002 and 2001......................................................................     5

Notes to Financial Statements.....................................................................     6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002............    14

Signature.........................................................................................    15

Consent of Independent Auditors...................................................................    16

Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the
 Sarbanes-Oxley Act of 2002.......................................................................    17


                         REPORT OF INDEPENDENT AUDITORS


To the Administrative Committee of the
   Valero Energy Corporation Thrift Plan

We have audited the accompanying statements of net assets available for benefits of Valero Energy Corporation Thrift Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ ERNST & YOUNG LLP

San Antonio, Texas
June 24, 2003

                      VALERO ENERGY CORPORATION THRIFT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                        December 31,
                                                        ------------
                                                   2002             2001
                                                   ----             ----
Assets:
Investments:
  Common stock.............................   $ 171,697,066    $ 112,199,536
  Mutual funds.............................     147,025,603       89,379,119
  Common/collective trusts.................      67,512,575       12,886,267
  Stable Value Fund........................      47,771,991       37,848,582
  Self-directed investments................      30,454,730       40,713,127
  Participant loans........................      23,743,881       12,782,815
                                                -----------      -----------
      Total investments....................     488,205,846      305,809,446
                                                -----------      -----------

Receivables:
  Employer contributions...................         474,652          588,479
  Interest and dividends...................          99,580           89,936
  Due from brokers for securities sold.....         153,404           51,971
                                                -----------      -----------
    Total receivables......................         727,636          730,386

Cash.......................................         175,469            3,247
                                                -----------      -----------

Net assets available for benefits..........   $ 489,108,951    $ 306,543,079
                                                ===========      ===========

                       See Notes to Financial Statements.

                      VALERO ENERGY CORPORATION THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                           Years Ended December 31,
                                                           ------------------------
                                                            2002              2001
                                                            ----              ----

Additions to net assets:
Investment income:
  Interest income...................................  $   3,773,786    $   3,078,480
  Dividend income...................................      5,364,235        3,199,261
                                                        -----------      -----------
                                                          9,138,021        6,277,741
                                                        -----------      -----------
Contributions:
  Employee..........................................     40,082,839       24,912,366
  Employer..........................................     20,820,947       13,364,333
                                                        -----------      -----------
                                                         60,903,786       38,276,699
                                                        -----------      -----------

Asset transfers in from other plans:
 Valero Savings Plan................................    189,152,944                -
 CRC 401(k) Plan....................................      6,766,408                -
 Ardmore Plan.......................................      5,364,600                -
 El Paso employee savings plan......................              -        6,557,174
 Huntway 401(k) plan................................            525        5,704,024
 ExxonMobil employee savings plan...................              -           37,709
                                                        -----------      -----------
                                                        201,284,477       12,298,907
                                                        -----------      -----------

 Total additions....................................    271,326,284       56,853,347
                                                        -----------      -----------

Deductions from net assets:
Withdrawals by participants.........................    (25,861,361)     (13,392,586)
Administrative expenses.............................        (78,016)        (106,931)
                                                        -----------      -----------

  Total deductions..................................    (25,939,377)     (13,499,517)

Net depreciation in fair value of investments.......    (62,821,035)     (12,087,398)
                                                        ------------     -----------

Net increase in net assets available for benefits...    182,565,872       31,266,432

Net assets available for benefits:
  Beginning of year.................................    306,543,079      275,276,647
                                                        ----------       -----------

  End of year.......................................  $ 489,108,951    $ 306,543,079
                                                        ===========      ===========

                       See Notes to Financial Statements.

                      VALERO ENERGY CORPORATION THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 20,000 employees. Valero owns and operates 12 refineries in the United States and Canada with a combined throughput capacity of approximately 1.9 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 4,100 retail outlets in the United States and eastern Canada under various brand names including Diamond Shamrock(R), Shamrock(R), Ultramar(R), Valero(R), Beacon(R), Total(R) and Exxon(R).

Valero's common stock trades on the New York Stock Exchange under the symbol "VLO."

The following description of the Valero Energy Corporation Thrift Plan (the Thrift Plan) provides only general information. Participants should refer to the Thrift Plan document for a complete description of the Thrift Plan's provisions.

General
The Thrift Plan is a qualified profit-sharing plan covering eligible employees of Valero in which participants' interests in Valero common stock are registered under the Securities Act of 1933. The Thrift Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Valero is the plan sponsor. An administrative committee, consisting of persons selected by Valero, administers the Thrift Plan. The members of the administrative committee serve without compensation for services in that capacity. Merrill Lynch Trust Company of Texas is the trustee under the Thrift Plan and has custody of the securities and investments of the Thrift Plan through a trust (the Thrift Plan Trust). Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Thrift Plan.

Plan Mergers and Acquisitions
Asset transfers in from other plans include amounts transferred from other savings plans related to the following:
     o During the second quarter of 2000, Valero acquired Exxon Mobil Corporation's Benicia, California refinery and Exxon-branded California retail assets. Former ExxonMobil refinery and certain retail employees who became Valero employees could elect to transfer their balances from the ExxonMobil employee savings plan to the Thrift Plan during 2001.
     o In June 2001, Valero acquired El Paso Corporation's Corpus Christi, Texas refinery and related refined products logistics business. Former El Paso employees who became Valero employees could elect to transfer their balances from the El Paso employee savings plan to the Thrift Plan.
     o In June 2001, Valero acquired Huntway Refining Company. The Huntway 401(k) plan was merged into the Thrift Plan effective September 1, 2001.
     o In December 2001, Valero acquired Ultramar Diamond Shamrock Corporation (UDS). The portion of the Valero Savings Plan related to UDS non-store employees (other than union and HSB employees (defined below)) was merged into the Thrift Plan effective May 1, 2002, and the portion related to certain union employees was merged into the Thrift Plan effective August 1, 2002, for a total of $180,881,797.

                     VALERO ENERGY CORPORATION THRIFT PLAN

     o Effective May 16, 2002, Valero sold certain assets and facilities related to its Golden Eagle Refinery to Tesoro Refining and Marketing Company (Tesoro) and, as part of this transaction, certain employees (Held Separate Business employees or HSB employees) of Valero became employees of Tesoro. Account balances of $8,271,147 for HSB employees who did not make direct rollover transfers from the Valero Savings Plan to a defined contribution plan maintained by Tesoro were merged from the Valero Savings Plan into the Thrift Plan on August 1, 2002.
     o Effective May 25, 2002, union employees participating in the Amended and Restated PACE 401(k) Plan and Trust of Colorado Refining Company (CRC 401(k) Plan) became eligible to participate in the Thrift Plan. Effective September 1, 2002, the CRC 401(k) Plan was merged into the Thrift Plan with a total account balance of $6,766,408.
     o Prior to July 1, 2002, Valero maintained the Union of Operating Engineers, Local 670, AFL-CIO Plan (Ardmore Plan) for the benefit of certain eligible union employees at Valero's Ardmore Refinery. Effective July 1, 2002, Ardmore union employees became eligible to participate in the Thrift Plan. Effective August 1, 2002, the Ardmore Plan was merged into the Thrift Plan with a total account balance of $5,364,600.

Participation
Participation in the Thrift Plan is voluntary and is open to Valero employees who become eligible to participate upon the completion of 30 days of continuous service. However, retail store employees are not eligible to participate in the Thrift Plan as they are eligible to participate in other plans sponsored by Valero. Employees are eligible to participate in Valero's employer matching contributions after completion of one year of continuous service.

Continuous service begins the first day for which an employee is paid and terminates on the date of the employee's retirement, death or other termination from service. If an employee's employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service and the date of reemployment is generally included in continuous service. If the employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service. Former participants who are reemployed after a break in service are generally eligible to become participants immediately following reemployment.

Contributions
Through December 31, 2001, participants could make basic contributions of not less than 2% or more than 8% of their annual total salary immediately upon commencement of participation. In addition, participants who made a basic contribution of 8% could also make a supplemental contribution of up to 14% of their annual total salary. Annual total salary represented a participant's current base salary including commissions, overtime, job upgrade pay and shift differential pay, and was not reduced for pretax contributions for the purchase of benefits and to reimbursement accounts for medical and child care expenses under Valero's FlexPlan benefits program and pretax contributions under the Thrift Plan itself. Effective January 1, 2002, the Thrift Plan was amended to provide that participants can make a supplemental contribution of up to 22% of their annual total salary, and the definition of annual total salary was expanded to include cash bonuses. Participants may change their basic or supplemental contribution percentages at any time. In addition, any employee may make rollover contributions. For the years ended December 31, 2002 and 2001, rollover contributions totaled $1,860,934 and $2,151,577, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits.

                     VALERO ENERGY CORPORATION THRIFT PLAN

Participants elect to make contributions to the Thrift Plan on a before-tax and/or after-tax basis. Federal income taxes on before-tax contributions are deferred until the time a distribution is made to the participant. The Internal Revenue Code (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. The limit was $11,000 and $10,500 for the years ended December 31, 2002 and 2001, respectively. Effective September 1, 2002, participants who are eligible to make pre-tax contributions and who have attained age 50 before the end of the year are eligible to make an additional catch-up pre-tax contribution of up to $1,000.

Valero makes an employer contribution to the Thrift Plan equal to 75% of participants' basic contributions up to 8% of their annual base salary. Through December 31, 2001, if Valero's return on equity for the prior year was equal to or greater than 10%, then Valero's employer contribution would equal 100% of the participant's basic contributions relating to the participant's annual base salary for the 12-month period beginning February 1 of the calendar year following the year in which the 10% return was achieved. Valero's return on equity for the year ended December 31, 2000 was greater than 10%; therefore, Valero's matching percentage was increased from 75% to 100% for the 12-month period beginning February 1, 2001. Effective January 1, 2002, the Thrift Plan was amended to provide that the maximum match by Valero would be 75% of each participant's basic contributions up to 8% based on the participant's annual total salary, including overtime and cash bonuses.

Forfeitures
Valero's employer contributions are reduced by any forfeited non-vested accounts of terminated participants and increased by the value of prior forfeited non-vested accounts for participants who are rehired within five years from date of termination. For the years ended December 31, 2002 and 2001, employer contributions were reduced by $64,200 and $130,552, respectively, by forfeited non-vested accounts. As of December 31, 2002, forfeited non-vested accounts available to reduce future employer contributions were $92,924.

Participant Accounts
Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Thrift Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains and losses attributable to these accounts.

Vesting
Participants   are  vested  100%  in  their  employee   account  at  all  times.
Participants vest in their employer account at the rate of 20% per year with 100% vesting after the fifth year of continuous service.

The Thrift Plan provides that if an employee incurs a break in service prior to becoming vested in any part of their employer account, the employee's prior continuous service will not be disregarded for purposes of the Thrift Plan until the break in service equals or exceeds the greater of five years or the period of prior continuous service. Upon a participant's termination of employment for other than death, total and permanent disability or retirement, the non-vested portion of the participant's employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.

                     VALERO ENERGY CORPORATION THRIFT PLAN

Investment Options
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Common Stock Fund, mutual funds, pooled separate accounts, common/collective trusts and other self-directed investments. Employer contributions are invested in Valero common stock. Through December 31, 2001, participants could transfer up to 50% of Valero's employer contributions to any other investment option offered. Effective January 1, 2002, participants may transfer 100% of Valero's employer contributions to any other investment option offered.

Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:
     o one withdrawal during any six-month period from a participant's after-tax employee account and rollover contribution account with no suspension of future contributions;
     o upon completion of five years of participation in the Thrift Plan, one withdrawal from the participant's after-tax employee account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;
     o upon reaching age 59 1/2, one withdrawal during any six-month period from a participant's employee account and employer account; or
     o upon furnishing proof of financial necessity, one withdrawal during any six-month period from the participant's employee account and the vested portion of the employer account, but, for withdrawals of before-tax amounts, not to exceed the aggregate amount of the participant's before-tax contributions.

Upon a participant's death, total and permanent disability or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant's employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant's termination for any other reason, the participant is entitled to a distribution of only the value of the participant's employee account and the vested portion of the participant's employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, for distributions commencing after December 31, 2001, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. In addition, when the value of a distribution to a participant exceeds $5,000, the distribution may be made prior to the participant attaining age 65 only with the participant's consent.

Terminated participants may elect to have the Thrift Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the earnings and losses of the Thrift Plan until their accounts are distributed.

Participant Loans
Participants may borrow, subject to certain limitations, amounts credited to their employee account and the vested portion of their employer account. The minimum loan amount is $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

                     VALERO ENERGY CORPORATION THRIFT PLAN

     (a) $50,000, reduced by the excess of (i) the highest outstanding balance of the participant's loans during a one-year period over (ii) the participant's then currently outstanding loan balance on the day any new loan is made, or
     (b) one-half of the current value of the participant's vested interest in his Thrift Plan accounts.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant's principal residence, in which case, the term of the loan may not exceed 15 years. The balance of the participant's employee account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. Participants may have two loans outstanding under the Thrift Plan at any time.

Plan Expenses
Administrative expenses of the Thrift Plan, including trustee fees and expenses and other costs, are paid by Valero, or at Valero's option, by the Thrift Plan. During the years ended December 31, 2002 and 2001, Valero paid $162,733 and $57,044 of administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Thrift Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
The Thrift Plan's investments are stated at fair value except for the investment contract, which is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Thrift Plan as of December 31. The investments in common/collective trusts are stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets. Investments in the Stable Value Fund are comprised of an investment in an investment contract and a common/collective trust. Investments in the Multi-Cap Core Fund are comprised of investments in Vanguard/PRIMECAP (a mutual fund) and a money market fund. Money market funds and participant loans are valued at cost, which approximates fair value.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net depreciation in fair value of investments consists of net realized gains and losses on the sale of investments and the net unrealized appreciation (depreciation) of investments.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

                     VALERO ENERGY CORPORATION THRIFT PLAN

Risks and Uncertainties
The Thrift Plan's investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and amounts reflected in the statements of net assets available for benefits.

Reclassifications
Certain previously reported amounts have been reclassified to conform to the 2002 presentation.

3. Investments

Investments that represent 5% or more of the Thrift Plan's net assets are as follows:

                                                                   December 31,
                                                                   ------------
                                                              2002             2001
                                                              ----             ----
    Valero Energy Corporation common stock:
        Participant-directed.........................   $ 165,779,345     $ 69,047,951
        Nonparticipant-directed (a)..................               -       32,396,835
    Merrill Lynch Retirement Preservation Trust......      65,864,915       16,339,232
    Merrill Lynch Equity Index Trust (b).............      27,030,268       12,886,267
    Fidelity Magellan Fund (c).......................      22,479,272       27,757,031
    MetLife investment contract (c)..................      22,389,383       21,509,350
    American Century Ultra Fund (c)..................      19,681,839       17,542,988
-----------------------------------------------------

     (a) As of January 1, 2002, all employer contributions (made 100% in Valero common stock) can be immediately diversified into other funds; therefore, there are no more nonparticipant-directed investments.
     (b) As of December 31, 2001, this investment is less than 5% of the Thrift Plan's net assets but is shown in the above table for comparative purposes only.
     (c) As of December 31, 2002, this investment is less than 5% of the Thrift Plan's net assets but is shown in the above table for comparative purposes only.

During the years ended December 31, 2002 and 2001, the Thrift Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                    Years Ended December 31,
                                                                    ------------------------
                                                                     2002             2001
                                                                     ----             ----

     Common stock..........................................    $ (11,680,712)     $  1,904,383
     Mutual funds..........................................      (28,145,548)      (13,086,438)
     Common/collective trusts..............................       (5,639,982)       (1,650,728)
     Stable Value Fund.....................................              165                (1)
     Self-directed investments:
      Common stock.........................................      (16,417,881)        1,808,517
      Mutual funds.........................................         (937,077)       (1,063,131)
                                                                  -----------       -----------
        Net depreciation in fair value of investments......    $ (62,821,035)     $(12,087,398)
                                                                  ==========        ==========


                      VALERO ENERGY CORPORATION THRIFT PLAN

4. Nonparticipant-Directed Investments

Through December 31, 2001, nonparticipant-directed investments included the portion of employer contributions that were required to be invested in the Valero Common Stock Fund as discussed in Note 1 under Investment Options. Nonparticipant-directed investments also included forfeited non-vested employer accounts that are available to reduce future employer contributions. Effective January 1, 2002, employer contributions, including existing employer contributions, can immediately be diversified into other funds. As a result, the December 31, 2001 balance of nonparticipant-directed investments was transferred to participant-directed investments effective January 1, 2002. Information about the balance of nonparticipant-directed investments, and significant components of the changes in those investments, is as follows:

                                                                                December 31,
                                                                                ------------
                                                                          2002               2001
                                                                          ----               ----

   Valero common stock........................................      $          -      $ 32,396,835
                                                                      ==========        ==========



                                                                          Years Ended December 31,
                                                                          ------------------------
                                                                          2002               2001
                                                                          ----               ----

   Changes in nonparticipant-directed investments:
    Interest income...........................................      $          -      $      1,015
    Dividend income...........................................                 -           272,585
    Net appreciation in fair value of investments.............                 -           400,642
    Contributions.............................................                 -         5,626,200
    Withdrawals by participants...............................                 -        (1,260,888)
    Participant loan repayments, net of loan
          disbursements and other.............................                 -           (12,022)
    Transfers to participant-directed investments.............       (32,396,835)         (888,984)
                                                                      ----------        ----------
       Net increase (decrease) in nonparticipant-directed
           investments........................................       (32,396,835)        4,138,548
   Balance as of beginning of year............................        32,396,835        28,258,287
                                                                      ----------        ----------
   Balance as of end of year..................................      $          -      $ 32,396,835
                                                                      ==========        ==========


5. Party in Interest Transactions

Certain Thrift Plan investments are shares of Valero common stock, and common/collective trusts and mutual funds that are managed by Merrill Lynch. Transactions in these investments qualify as party in interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, Valero has the right under the Thrift Plan to discontinue its contributions at any time and to terminate the Thrift Plan subject to the provisions of ERISA. In the event of any termination of the Thrift Plan or complete discontinuance of employer contributions, participants would become 100% vested in their employer account.

                      VALERO ENERGY CORPORATION THRIFT PLAN

7. Tax Status

The Internal Revenue Service has determined and informed Valero by a letter dated April 26, 2002, that the Thrift Plan is designed in accordance with applicable sections of the Code. Although the Thrift Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Thrift Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit
Plan:

                                                                                           December 31,
                                                                                           ------------
                                                                                     2002                2001
                                                                                     ----                ----

     Net assets available for benefits per the financial statements.........   $ 489,108,951       $ 306,543,079
       Amounts allocated to withdrawing participants........................        (176,100)             (2,666)
                                                                                 -----------         -----------
     Net assets available for benefits per the Form 5500....................   $ 488,932,851       $ 306,540,413
                                                                                 ===========         ===========

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit
Plan:

                                                                           Years Ended December 31,
                                                                           ------------------------
                                                                            2002             2001
                                                                            ----             ----

     Withdrawals by participants per the financial statements......    $ 25,861,361      $ 13,392,586
         Add: Amounts allocated to withdrawing participants
           as of end of year.......................................         176,100             2,666
         Less: Amounts allocated to withdrawing participants
           as of beginning of year.................................          (2,666)                -
                                                                         ----------        ----------

     Benefits paid to participants per the Form 5500...............    $ 26,034,795      $ 13,395,252
                                                                         ==========        ==========

                                                             SCHEDULE H, Line 4i


                     VALERO ENERGY CORPORATION THRIFT PLAN
                                 EIN: 74-1828067
                                  Plan No. 002

                    Schedule of Assets (Held at End of Year)
                             As of December 31, 2002

Identity of Issue/Description of Investment                         Current Value
-------------------------------------------                         -------------

Common stock:
*  Valero Energy Corporation....................................    $ 165,779,345
   Citigroup Inc................................................        3,087,238
   PG&E Corporation.............................................        2,830,483
                                                                      -----------
                                                                      171,697,066
                                                                      -----------
Stable Value Fund:
*  Merrill Lynch Retirement Preservation Trust..................       25,382,608
   MetLife investment contract..................................       22,389,383
                                                                      -----------
                                                                       47,771,991
                                                                      -----------

Common/collective trusts:
*  Merrill Lynch Retirement Preservation Trust..................       40,482,307
*  Merrill Lynch Equity Index Trust.............................       27,030,268
                                                                      -----------
                                                                       67,512,575
                                                                      -----------
Mutual funds:
   The Oakmark Equity and Income Fund...........................       23,332,784
   Fidelity Magellan Fund.......................................       22,479,272
   Multi-Cap Core Fund..........................................       22,460,688
   American Century Ultra Fund..................................       19,681,839
*  Merrill Lynch Basic Value Fund...............................       15,280,157
   American Funds EuroPacific Growth Fund.......................       12,366,765
*  Merrill Lynch Intermediate Corporate Bond Fund...............       11,566,744
   MFS Massachusetts Investors Growth Stock Fund................        9,556,507
*  Merrill Lynch Global Allocation Fund.........................        5,907,109
   Templeton Foreign Fund.......................................        2,684,104
   AIM Income Fund..............................................        1,709,634
                                                                      -----------
                                                                      147,025,603
                                                                      -----------
Self-directed investments.......................................       30,454,730

*Participant loans (interest rates ranging from 5.25% to 11.5%).       23,743,881
                                                                      -----------

    Total.......................................................    $ 488,205,846
                                                                      ===========


----------------------------------------------------------------
* Party in interest to the Thrift Plan.

                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                   VALERO ENERGY CORPORATION THRIFT PLAN


                   By /s/ John D. Gibbons
                       ---------------------------------------------------
                       John D. Gibbons
                       Chairman of the Administrative Committee
                       and Executive Vice President and Chief Financial Officer, Valero Energy Corporation

Date: June 30, 2003